               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No. __________)/1/

                              ITC/\DeltaCom, Inc.
                              -------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  45031T 10 4
                                  -----------
                                (CUSIP Number)

             Kimberley E. Thompson, c/o ITC Holding Company, Inc.,
             -----------------------------------------------------
               3300 20th Avenue Valley, AL 36854 (334) 768-5067
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 20, 2001
                                 -------------
                         (Date of Event Which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:[_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




____________________________
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45031T 10 4                          13D
         -----------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             ITC Holding Company, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS
             WC; BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER                -0-
      NUMBER OF
                   -----------------------------------------------------------
       SHARES
                     8    SHARED VOTING POWER            4,867,387
    BENEFICIALLY
                   -----------------------------------------------------------
      OWNED BY
                     9    SOLE DISPOSITIVE POWER           -0-
        EACH
                   -----------------------------------------------------------
     REPORTING
                    10   SHARED DISPOSITIVE POWER        4,867,387
    PERSON WITH

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,867,387
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.3%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

             CO
------------------------------------------------------------------------------

CUSIP NO. 45031T 10 4                                 13D
         -----------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          ITC Telecom Ventures, Inc.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    SOURCE OF FUNDS
          WC; BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
            NUMBER OF         7    SOLE VOTING POWER             -0-
                         -----------------------------------------------------
             SHARES
                              8    SHARED VOTING POWER          4,561,404
          BENEFICIALLY
                         -----------------------------------------------------
            OWNED BY
                              9    SOLE DISPOSITIVE POWER        -0-
              EACH
                         -----------------------------------------------------
           REPORTING
                             10    SHARED DISPOSITIVE POWER     4,561,404
          PERSON WITH
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,561,404
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
                CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

     ITEM 1.      SECURITY AND ISSUER.

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share ("Common Stock"), of ITC/\DeltaCom, Inc., a Delaware corporation ("ITC/\DeltaCom"), the principal executive offices of which are located at 1791 O.G. Skinner Drive, West Point, GA 31833.

     ITEM 2.      IDENTITY AND BACKGROUND.

     This Statement is being filed by ITC Holding Company, Inc., a Delaware corporation ("Holding"), and ITC Telecom Ventures, Inc., a Delaware corporation which is an indirect wholly owned subsidiary of Holding ("Ventures"). Ventures is a direct wholly owned subsidiary of InterCall, Inc., a Delaware corporation ("InterCall"), and InterCall is a direct wholly owned subsidiary of Holding. Holding and Ventures are referred to collectively in this Statement as the "Reporting Persons."

     (a) - (c) and (f)

     The principal business offices of Holding are located at 3300 20th Avenue, Valley, AL 36854. Holding owns, operates and invests in companies involved in a wide range of communications and technology businesses, including telecommunications services, conference calling and videoconferencing, Internet content, and broadband cable services. The names of the directors and executive officers of Holding and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

     The principal business offices of InterCall are located at 8420 W. Bryn Mawr Avenue, Suite 400, Chicago, Illinois 60631. InterCall provides audio and video conference communications services to businesses. The names of the directors and executive officers of InterCall and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule II hereto, which Schedule is incorporated herein by reference.

     The principal business offices of Ventures are located at 3300 20th Avenue, Valley, AL 36854. Ventures owns, operates and invests in companies involved principally in communications and technology businesses. The names of the directors and executive officers of Ventures and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule III hereto, which Schedule is incorporated herein by reference.

     (d) and (e)

     Neither Holding, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Holding nor, to the best of its knowledge, any of the persons listed in
Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Neither InterCall, nor, to the best of its knowledge, any of the persons listed in Schedule II hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither InterCall nor, to the best of its knowledge, any of the persons listed in Schedule II hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Neither Ventures, nor, to the best of its knowledge, any of the persons listed in Schedule III hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Ventures nor, to the best of its knowledge, any of the persons listed in
Schedule III hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 6 below, on June 20, 2001, pursuant to the terms of that certain Investment Agreement, dated as of February 27, 2001, as amended by that certain Amendment No. 1 to Investment Agreement, dated as of May 29, 2001, by and among ITC/\DeltaCom, Holding, SCANA Corporation and HBK Master Fund L.P. (together, the "Investment Agreement"), the Reporting Persons purchased from ITC/\DeltaCom for an aggregate purchase price of $20 million an aggregate of 20,000 shares of an initial series, designated "Series B-1 Cumulative Convertible Preferred Stock," of ITC/\DeltaCom's Series B Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), and received from ITC/\DeltaCom for no additional consideration a warrant to purchase shares of Common Stock (the "Warrant") with an aggregate exercise price of $6 million. As of June 20, 2001, the shares of Series B Preferred Stock and the Warrant were convertible or exercisable for 4,561,404 shares of Common Stock.

     The Reporting Persons funded the investment in ITC/\DeltaCom from their working capital and through draw downs on an existing credit facility with First Union Corporation.

     ITEM 4.   PURPOSE OF THE TRANSACTION.

     The Reporting Persons consummated the transactions described herein in order to acquire an equity interest in ITC/\DeltaCom for investment purposes. The Reporting Persons intend to review continuously their position in ITC/\DeltaCom. Depending on future evaluations of the business prospects of ITC/\DeltaCom and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so, including the terms and conditions of the Investment Agreement.

     In addition, the matters set forth in Item 6 below are incorporated in this
Item 4 by reference as fully set forth herein.

     Except as set forth above, neither the Reporting Persons, nor to their knowledge, any person identified in Schedule I, Schedule II or Schedule III has any plans or proposals which relate to or would result in the types of transaction set forth in paragraph (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

     The information set forth in Schedule I, Schedule II and Schedule III as it relates to the securities ownership of the individuals identified therein is incorporated in this Item 5 by reference.

     (a) (i) Holding owns through ITC Service Company, Inc., an indirect wholly owned subsidiary of Holding, 269,622 shares of Common Stock; (ii) Holding has the right to acquire 36,361 shares of Common Stock within 60 days of this Statement pursuant to the earn-out provision of a merger agreement, dated as of April 15, 1999, by and among ITC/\DeltaCom, Interstate FiberNet, Inc. and AvData Systems, Inc.; (iii) Holding indirectly owns through Ventures 20,000 shares of Series B Preferred Stock, which are convertible into 3,508,772 shares of Common

Stock, assuming the conversion of all 20,000 shares of Series B Preferred Stock pursuant to Section 8(a) of the Certificate of Designation of the Series B Preferred Stock (the "Series B Certificate of Designation"), which sets forth a formula for determining the number of shares of Common Stock issuable, as at any date, upon conversion of the Series B Preferred Stock; and (iv) pursuant to the terms of the Warrant, Holding indirectly has the right to acquire through Ventures 1,052,632 shares of Common Stock upon exercise of the Warrant. Based on information set forth in ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which stated that 62,235,883 shares of Common Stock were outstanding as of May 8, 2001, Holding is the beneficial owner of approximately 7.3% of the outstanding Common Stock, and Ventures is the beneficial owner of approximately 6.8% of the outstanding Common Stock, calculated in each case in accordance with Rule 13d-3(d) of the Act.

     (b) Assuming conversion of all Series B Preferred Stock and the exercise of the Warrant, the number of shares as to which Holding has:

          (i)   sole power to vote or to direct the vote -- 0.

          (ii)  shared power to vote or to direct the vote -- 4,867,387.

          (iii) sole power to dispose or to direct the disposition of -- 0.


          (iv) shared power to dispose or to direct the disposition of -- 4,867,387.

     Assuming conversion of all Series B Preferred Stock and the exercise of the Warrant, the number of shares as to which Series B Ventures has:

          (i)   sole power to vote or to direct the vote -- 0.

          (ii)  shared power to vote or to direct the vote -- 4,561,404.

          (iii) sole power to dispose or to direct the disposition of -- 0.

          (iv) shared power to dispose or to direct the disposition of -- 4,561,404.

     By virtue of its ownership of all of the outstanding capital stock of Ventures through its wholly owned subsidiary of InterCall, Holding has the power to cause Ventures to vote, and dispose or direct the disposition of, such shares of Common Stock at the times and in the manner determined by Holding.

     (c) The Reporting Persons have not, and to the their knowledge, the persons listed in Schedule I, Schedule II and Schedule III hereto have not, within the past 60 days, effected any Common Stock transactions, except as otherwise disclosed in such Schedules or in Item 3.

     (d)  Not applicable.

     (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     The responses to Items 3, 4 and 5 of this Statement are incorporated herein by reference. Except as set forth or incorporated by reference herein, neither the Reporting Persons nor, to their knowledge, any of the persons listed on
Schedule I, Schedule II or Schedule III hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ITC/\DeltaCom. For purposes of this Item 6, references to Holding shall be deemed to include its affiliates, including, without limitation, Ventures.

Description of Investment Agreement:

     The following summary of the material terms and provisions of the Investment Agreement is qualified in its entirety by reference to the Investment Agreement. The Investment Agreement is attached as Exhibit 1 hereto and incorporated by reference herein.

Overview.  The Investment Agreement provides that, upon the terms and conditions
--------
set forth in the Investment Agreement, Holding and other investors will purchase in a series of closings for a total purchase price of up to $150 million:

 . up to 150,000 shares of ITC/\DeltaCom's Series B Preferred Stock in multiple series at a purchase price of $1,000 per share; and

 . warrants to purchase shares of ITC/\DeltaCom's Common Stock having a total exercise price of up to $45 million.

ITC/\DeltaCom will issue the warrants for no additional consideration on each closing date it issues and sells Series B Preferred Stock. The total exercise price of the warrants issued on each closing date will equal 30% of the total purchase price of the Series B Preferred Stock issued and sold on that date.

Any particular investor, including Holding, and members of that investor's "group" within the meaning of Sections 13(d) and 14(d)(2) of the Act may invest pursuant to the Investment Agreement and acquire Common Stock upon conversion or exercise of the Series B Preferred Stock and the warrants only to the extent that such an investment and conversion or exercise would not result in their beneficial ownership of more than 35% of the total voting power of ITC/\DeltaCom's voting securities on a fully diluted basis, as calculated in accordance with various agreements governing ITC/\DeltaCom's indebtedness and as determined by the Board of Directors of ITC/\DeltaCom in good faith. This limitation is intended to prevent the occurrence of a change of control of ITC/\DeltaCom as defined under such agreements.

The principal powers, preferences and rights of the Series B Preferred Stock are summarized below under "Description of Series B Preferred Stock" and the principal terms of the warrants are summarized below under "Description of the Warrants."

As described below under "Description of Series B Preferred Stock," shares of Series B Preferred Stock issued on different closing dates will be designated and issued as different series, beginning with the designation "Series B-1 Cumulative Convertible Preferred Stock" for the 30,000 shares of Series B Preferred Stock which were issued at the initial closing on June 20, 2001 and continuing thereafter with consecutively numbered series for the Series B Preferred Stock, if any, issued at each draw down closing. Shares of any series may have conversion prices and other powers, preferences and rights that differ
from those of other series.   All shares of Series B Preferred Stock paid as a
dividend on outstanding Series B Preferred Stock will be designated the same series as the shares with respect to which they were paid. Unless otherwise specified in the following description, references to the Series B Preferred Stock refer to all shares of Series B Preferred Stock issued or issuable pursuant to the Investment Agreement regardless of their issue date or series designation, and references to a series refer to all shares of Series B Preferred Stock issued on the same closing date and to all shares paid as dividends with respect to shares issued on that closing date.

Schedule of Closings.  ITC/\DeltaCom will issue and sell the Series B Preferred
--------------------
Stock and the warrants under the Investment Agreement in:

 .  the initial closing, which occurred on June 20, 2001; and

 . one or more draw down closings, which may take place during a one-year period ending on June 20, 2002 if ITC/\DeltaCom exercises its right to sell additional Series B Preferred Stock and warrants during that period.

Initial Closing. At the initial closing on June 20, 2001, Holding purchased, for
---------------
a total purchase price of $20 million, 20,000 shares of Series B Preferred Stock and received for no additional consideration the Warrant having a total exercise price of $6 million. At the initial closing, certain other investors, which are identified below, in the aggregate purchased, for a total purchase price of $10 million, 10,000 shares of Series B Preferred Stock and received for no additional consideration warrants having a total exercise price of $3 million.

Draw Down Closings. Holding has agreed to purchase during the commitment period
------------------
up to an additional 80,000 shares of Series B Preferred Stock and warrants with a total exercise price of up to $24 million. The other investors have agreed to purchase in the aggregate during the commitment period up to an additional 40,000 shares of Series B Preferred Stock and warrants with a total exercise price of up to $12 million. The commitment period began on June 15, 2001 and will terminate on the first anniversary of the initial closing date or, if earlier, on the date on which ITC/\DeltaCom has sold all of the securities covered by the purchase commitment.

Holding's purchase commitment will be reduced by:

 . $1.00 for each $1.33 of net proceeds received by ITC/\DeltaCom from any sales for cash of debt securities or equity securities that require payment of cash dividends which ITC/\DeltaCom completes on or after February 27, 2001 and before the termination of the commitment period; and

 . $1.00 for each $1.00 of net proceeds received by ITC/\DeltaCom from any sales of Common Stock or other equity securities for cash which the ITC/\DeltaCom completes on or after February 27, 2001 and before the termination of the commitment period, other than any equity securities that require payment of cash dividends, that are issued under any of ITC/\DeltaCom's benefit plans or that are issuable upon exercise or conversion of specified securities or other rights outstanding or contemplated to be issued as of February 27, 2001.

Once Holding's commitment has been reduced to $0, the obligations of the other investors who are party to the Investment Agreement will be reduced proportionally according to their commitment amounts.

ITC/\DeltaCom has the right, but is not obligated, to cause Holding and the other investors to purchase portions of the committed amount at one or more draw down closings. To exercise this right, ITC/\DeltaCom must deliver a draw down notice to Holding and the other investors that specifies the total purchase price of the shares of Series B Preferred Stock and warrants to be issued and sold at the applicable draw down closing. ITC/\DeltaCom has the right to withdraw a draw down notice and terminate its obligation to sell Series B Preferred Stock and warrants at a draw down closing based on a decrease below the "floor price" in the average market price of the Common Stock during a 20-day valuation period ending on the second business day before the scheduled draw down closing date. The floor price will be equal to 80% of the average of the market prices of the Common Stock for the 20 consecutive trading days ending on the business day before ITC/\DeltaCom delivers the draw down notice. ITC/\DeltaCom may issue and sell at any draw down closing to Holding and the other investors in the aggregate a minimum of 10,000 shares of Series B Preferred Stock and warrants having a total exercise price of $3 million, for a purchase price of $10 million, and a maximum of 30,000 shares of Series B Preferred Stock and warrants having a total exercise price of $9 million, for a purchase price of $30 million, provided that for the initial draw down closing only, the maximum amount that may be issued will be 40,000 shares of Series B Preferred Stock and warrants having a total exercise price of $12 million, for a purchase price of $40 million.

A special committee of ITC/\DeltaCom's Board of Directors must approve and authorize each exercise by ITC/\DeltaCom of its right to cause Holding and the other investors to purchase portions of the committed amount.

Each draw down closing will take place on the 30th day following the receipt by Holding and the other investors of ITC/\DeltaCom's draw down notice, unless the parties agree to a different date. A draw down closing may not take place earlier than the 45th day following a prior draw down closing.

Assignment of Purchase Commitment by Holding.  Holding may assign to other
--------------------------------------------
investors its rights to purchase Series B Preferred Stock and warrants at any or all closings and its related obligations under the Investment Agreement. ITC/\DeltaCom will not have the right to consent to any such assignment or to approve any permitted assignee. As a condition to the effectiveness of any such assignment, the permitted assignee will be required to:

 .  meet any eligibility requirements under applicable securities laws;

 . agree to become a party to, and be bound by, the Investment Agreement, including all of the terms, conditions and covenants of the Investment Agreement that are applicable to Holding and to securities held by Holding; and

 . agree to have made the representations and warranties set forth in the Investment Agreement.

An assignment by Holding of its obligation to purchase Series B Preferred Stock and warrants at any draw down closing will relieve Holding of its obligation to purchase those securities only if the permitted assignee is, and furnishes Holding and ITC/\DeltaCom with information that establishes that it is, an entity with total assets of at least $250 million. Assignees of Holding under the Investment Agreement will not be entitled to these assignment rights granted to Holding.

As of the date of this Statement, Holding has assigned $50 million of its purchase commitment to two other investors, SCANA Corporation (a publicly held energy-based holding company) and HBK Master Fund L.P. (a private investment fund), each of which will invest at each closing on a pro rata basis with Holding.

Indemnification. ITC/\DeltaCom is obligated to indemnify Holding, its directors
---------------
and officers, and each person, if any, who controls Holding against all losses, claims, damages, liabilities and expenses incurred by any such party arising out of or based upon a breach of a representation or warranty or breach of or failure to perform any covenant or agreement on the part of ITC/\DeltaCom contained in the Investment Agreement, or any suit, claim, investigation, action or other proceeding before any governmental entity in connection with the Investment Agreement.

Holding is obligated to indemnify ITC/\DeltaCom, its directors and officers, and each person, if any, who controls ITC/\DeltaCom against all losses, claims, damages, liabilities and expenses incurred by any such party arising out or based upon any breach of a representation or warranty or breach of or failure to perform any covenant or agreement on the part of Holding contained in the Investment Agreement.

Neither ITC/\DeltaCom nor Holding will have any obligation under the Investment Agreement to indemnify any person for lost profits or for consequential, incidental, punitive or exemplary damages. The indemnification provided by the Investment Agreement will be the exclusive remedy for monetary damages available to ITC/\DeltaCom and Holding for matters for which indemnification is provided under the Investment Agreement.

Payment of Fees and Expenses.  ITC/\DeltaCom has agreed to pay Holding's
----------------------------
reasonable fees and expenses, including up to $75,000 of the fees and expenses of Holding's financial adviser, which Holding incurs in connection with the negotiation, preparation, execution, delivery and performance of the Investment Agreement and to pay up to a total of $150,000 of the reasonable fees and expenses incurred by other investors in connection with any assignment by Holding to such investors of any portion of its purchase commitment under the Investment Agreement.

Description of the Registration Rights Agreement:

     The following summary of the material terms and provisions of that certain Registration Rights Agreement, dated as of June 20, 2001, by and among ITC/\DeltaCom, Holding, SCANA Corporation and HBK Master Fund L.P. (the "Registration Rights Agreement") is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 2 hereto and incorporated by reference herein.

Securities Subject to Agreement.  The Registration Rights Agreement obligates
-------------------------------
ITC/\DeltaCom to register under the Securities Act of 1933, as amended (the "Securities Act"), the resale in the public market, by the investors under the Investment Agreement (including Holding), of the Series B Preferred Stock and warrants sold under the Investment Agreement, the Series B Preferred Stock paid as dividends on other Series B Preferred Stock, and the Common Stock issued or issuable upon the conversion or exercise of those securities. The terms of the Registration Rights Agreement may be subject to amendment from time to time as and when necessary to comply with applicable securities laws.

The foregoing securities will cease to be "registrable securities" entitled to registration rights on the date and to the extent that:

 .    the holder has disposed of such registrable securities pursuant to an effective registration statement under the Securities Act;

 .    the holder has distributed such registrable securities to the public in accordance with Rule 144 under the Securities Act;

 .    such registrable securities have been otherwise issued, transferred or disposed of, certificates therefor not bearing a legend restricting further transfer have been delivered by ITC/\DeltaCom and, at such time, subsequent transfer or disposition of such securities does not require registration or qualification of such securities under the Securities Act;

 .    all such registrable securities held by any holder entitled to registration rights may be sold by such holder without any time, volume or manner limitations in accordance with Rule 144(k) under the Securities Act; or

 .    such registrable securities have ceased to be outstanding.

Holders Entitled to Registration Rights. Holding and any other investors under
---------------------------------------
the Investment Agreement will be entitled to the benefits of the Registration Rights Agreement. Any permitted transferee of registrable securities under the Investment Agreement will also be entitled to the benefits of the shelf registration rights under the agreement if immediately after the transfer the further disposition of such securities by such transferee is restricted under the Securities Act and such transferee agrees in writing to bound by the provisions of the Registration Rights Agreement. Any permitted transferee of registrable securities under the Investment Agreement who holds at least 5% of the then-outstanding registrable securities will be entitled to the benefits of the piggyback registration rights under the Registration Rights Agreement if immediately after the transfer the further disposition of such securities by such transferee is restricted under the Securities Act and such transferee agrees in writing to bound by the provisions of the Registration Rights Agreement.

Manner of Registration- Shelf Registration. The shelf registration rights under
------------------------------------------
the agreement will permit Holding and any other holder of registrable securities to sell those securities in the public market from time to time in accordance with a plan of distribution that discloses the proposed methods of sale.

ITC/\DeltaCom will be required to file the first shelf registration statement with the Securities and Exchange Commission ("SEC") not later than 180 days following the initial closing under the Investment Agreement, which occurred on June 20, 2001, or on such later date not later than December 31, 2001 as Holding may designate in a written notice delivered to ITC/\DeltaCom within 150 days after the initial closing date. This registration statement will register the offering of the registrable securities that are outstanding immediately before the filing date.

ITC/\DeltaCom will be required to file an additional shelf registration statement with the SEC not later than 30 days following each draw down closing under the Investment Agreement that takes place after the effective date of the first shelf registration statement. Each such additional shelf registration statement will register the offering of the registrable securities that are outstanding immediately before the filing date of such registration statement and that have not been registered pursuant to any previous registration statement.

On or before March 31 of each year, beginning on March 31, 2003, ITC/\DeltaCom will be required to file an additional registration statement with the SEC registering the offering of all outstanding shares of Series B Preferred Stock that have been issued as dividends on the Series B Preferred Stock and that have not been registered pursuant to any previous registration statement. The holders of a majority of the outstanding shares of Series B Preferred Stock that have been issued as dividends on the Series B Preferred Stock and that have not been registered pursuant to any previous registration statement will also have the right to make one request, in writing, at any date beginning after January 1, 2002, that ITC/\DeltaCom file a registration statement with the SEC registering the offering of some or all of those shares. Other holders of such shares will also have the right, by providing notice to ITC/\DeltaCom, to have their shares included in this registration statement.

Manner of Registration- Piggyback Registration. The holders of registrable
----------------------------------------------
securities will be entitled to have those securities included in other registrations by ITC/\DeltaCom covering the public offering of Common Stock for ITC/\DeltaCom's account or the account of other stockholders. The exercise of these piggyback registration rights will be subject to notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering.

Blackout Periods; Lock-ups. ITC/\DeltaCom will have the right to postpone the
--------------------------
filing or effectiveness of a registration statement under the agreement, or to suspend the use of an effective registration statement, for a period not to exceed 90 days if it determines that the registration and distribution of registrable securities would adversely affect any pending significant transaction involving ITC/\DeltaCom, and for a period not to exceed 30 days if it determines that such registration and distribution would require disclosure of specified non-public material information that ITC/\DeltaCom has a bona fide business purpose for preserving as confidential. ITC/\DeltaCom will be entitled to obtain the foregoing deferrals for up to a total of 90 days in any 12-month period.

The Registration Rights Agreement also provides that, if requested by the managing underwriter of any securities offering by ITC/\DeltaCom, each holder of registrable securities and its affiliates will not dispose of or transfer any registrable securities or related securities, except for registrable securities included in the offering, during the 90 days following the effective date of the registration statement for the offering.

The foregoing deferrals and underwriter lock-ups may not exceed a total of 90 days in any 12-month period.

Indemnification. The registration rights agreement obligates ITC/\DeltaCom to
---------------
indemnify each holder of registrable securities and its controlling persons, and obligates each holder of registrable securities to indemnify ITC/\DeltaCom, its directors and officers, its controlling persons and all other holders, against specified liabilities, including specified liabilities under the Securities Act.

Registration Expenses.  ITC/\DeltaCom will be required to pay all expenses of
---------------------
registering the offering of Holding's securities, other than any underwriting discounts or commissions and any stock transfer taxes.

Description of Series B Preferred Stock:

     The powers, preferences and rights of the Series B Preferred Stock issued and sold by ITC/\DeltaCom at the initial closing are set forth in the Series B Certificate of Designation which is attached as Exhibit 3 hereto and incorporated by reference herein. The following summary of the principal powers, preferences and rights of the Series B Preferred Stock, insofar as such summary relates to the series of Series B Preferred Stock issued and sold by ITC/\DeltaCom at the initial closing, is qualified in its entirety by reference to such Certificate of Designation.

General. In connection with the Investment Agreement, ITC/\DeltaCom has
-------
authorized 375,000 shares of preferred stock for designation as series of the Series B Preferred Stock. Under the Investment Agreement, ITC/\DeltaCom will issue:

 .    up to 150,000 shares of Series B Preferred Stock in multiple closings; and

 .    additional shares of Series B Preferred Stock as payment-in-kind dividends on outstanding Series B Preferred Stock.

As described below, shares of Series B Preferred Stock issued on different closing dates will be designated and issued as different series, beginning with the designation "Series B-1 Cumulative Convertible Preferred Stock" for the 30,000 shares of Series B Preferred Stock which were issued at the initial closing on June 20, 2001 and continuing thereafter with consecutively numbered series for the Series B Preferred Stock, if any, issued at each draw down closing. Shares of any series may have conversion prices and other powers, preferences and rights that differ from those of other series. All shares of Series B Preferred Stock paid as a dividend will be designated the same series as the shares with respect to which they were paid. Unless otherwise specified in the following description, references to the Series B Preferred Stock refer to all shares of Series B Preferred Stock issued or issuable pursuant to the Investment Agreement regardless of their issue date or series designation, and references to a series refer to all shares of Series B Preferred Stock issued on the same closing date and to all shares paid as dividends with respect to shares issued on that closing date.

A certificate of designation with respect to each series of the Series B Preferred Stock will become effective upon its filing with the Delaware Secretary of State. ITC/\DeltaCom will file the certificate of designation for each such series on or before the closing date on which it issues such series under the Investment Agreement.

Ranking. With respect to dividend rights and rights on liquidation, dissolution
-------
or winding-up, each series of Series B Preferred Stock will rank:

 .    senior to "junior stock," which includes the Common Stock, ITC/\DeltaCom's
     Series A Convertible Preferred Stock (solely with respect to dividend rights) and each class of capital stock or series of preferred stock established by ITC/\DeltaCom after such series of Series B Preferred Stock which has terms that do not expressly provide that such class or series ranks senior to, or on a parity with, such series of Series B Preferred Stock;

 .    on a parity with "parity stock," which includes ITC/\DeltaCom's Series A
     Convertible Preferred Stock (solely with respect to rights on liquidation, dissolution or winding-up), each other series of Series B Preferred Stock, and each class of capital stock or series of preferred stock established by ITC/\DeltaCom after such series of Series B Preferred Stock which has terms that expressly provide that such class or series will rank on a parity with such series of Series B Preferred Stock; and

 .    junior to "senior stock," which includes each class of ITC/\DeltaCom's capital stock or series of preferred stock established by ITC/\DeltaCom after such series of Series B Preferred Stock which has terms that expressly provide that such class or series will rank senior to such series of Series B Preferred Stock.

Dividends. The holders of the Series B Preferred Stock will be entitled to
---------
receive, when, as and if declared by the Board of Directors of ITC/\DeltaCom out of funds of ITC/\DeltaCom legally available for dividend payments, cumulative dividends at the annual rate of 8% per share on the $1,000 liquidation preference per share of Series B Preferred Stock plus the amount of any accrued and unpaid dividends for past dividend periods. Dividends on shares of the Series B Preferred Stock will be payable at this annual rate quarterly in arrears on April 15, July 15, October 15, and January 15 of each year, beginning on the dividend payment date for the first full quarterly dividend period occurring after such shares are issued. The dividends will accrue from the most recent date to which dividends have been paid or, if no dividends have been paid, from the date of the original issuance of such shares of Series B
Preferred Stock.   Dividends will be cumulative from such quarterly dividend
payment date, whether or not there are funds of ITC/\DeltaCom legally available for payment of the dividends for any dividend period or periods. Accumulations of dividends will not bear interest.

ITC/\DeltaCom may pay dividends to the holders of Series B Preferred Stock at its option in cash, in shares of Series B Preferred Stock, or in a combination of cash and shares of Series B Preferred Stock. ITC/\DeltaCom's ability to pay cash dividends is currently restricted by the terms of agreements governing some of ITC/\DeltaCom's outstanding indebtedness. As a result, for so long as these restrictions remain in effect, ITC/\DeltaCom expects to pay any dividends on the Series B Preferred Stock in shares of Series B Preferred Stock. Each share of

Series B Preferred Stock issued as such a payment-in-kind dividend will be valued at $1,000 solely for the purpose of computing the dividend amount.

Liquidation Preference. Upon the liquidation, dissolution or winding-up of
----------------------
ITC/\DeltaCom, whether voluntary or involuntary, and subject to the rights of the creditors of ITC/\DeltaCom and holders of senior stock and parity stock, each holder of Series B Preferred Stock will be entitled to be paid, out of the assets of ITC/\DeltaCom available for distribution to stockholders, before any distribution is made on the Common Stock and any other junior stock, an amount in cash equal to the lesser of:

 .    the liquidation preference of $1,000 per share of Series B Preferred Stock plus the amount of any accumulated and unpaid dividends; and

 .    the amount that would have been received with respect to the shares of
     Common Stock issuable upon conversion of the shares of Series B Preferred Stock if such shares had been converted immediately before the event of dissolution, liquidation or winding-up.

If the amounts payable with respect to the Series B Preferred Stock and all other parity stock are not paid in full, the holders of the Series B Preferred Stock and the parity stock will share equally and ratably in any distribution of assets of ITC/\DeltaCom in proportion to the respective amounts to which they are entitled. After payment of the full amount of the liquidation preference of the Series B Preferred Stock, the holders of shares of Series B Preferred Stock will not be entitled to any further distribution of ITC/\DeltaCom's assets. Neither the sale, conveyance, exchange or transfer of all or substantially all of the property or assets of ITC/\DeltaCom, nor the consolidation or merger of ITC/\DeltaCom with or into one or more entities, will be deemed to be a liquidation, dissolution or winding-up of ITC/\DeltaCom.

Conversion.  Each share of Series B Preferred Stock will be convertible, in
-----------
whole or in part, at any time after it is issued, at the option of the holder, into a number of shares of Common Stock which is obtained by dividing the $1,000 liquidation preference per share plus the amount of any accrued and unpaid dividends by the conversion price applicable to such share. Each share of Series B Preferred Stock will have an initial conversion price, which will be subject to adjustment from time to time under the circumstances described below. The right to convert shares of Series B Preferred Stock called for redemption will terminate at the close of business on the last business day before the date fixed for redemption. ITC/\DeltaCom will not issue fractional shares of Common Stock upon conversion, but instead, in its discretion, will either round up a fractional share to the nearest number of whole shares or pay cash in lieu of the fractional share based on the market price of the Common Stock on the business day preceding the conversion date.

Because of the formula used to compute the initial conversion price of each series of Series B Preferred Stock, the conversion price of shares of a particular series may differ from the conversion prices of shares of the other outstanding series.

The initial conversion price of the series of Series B Preferred Stock sold at the initial closing on June 20, 2001 is $5.70, which is equal to the lower of:

 .    $8.74, which equals the sum of (x) the average of the closing market prices of the Common Stock for the 20 consecutive trading days ending on February 26, 2001 plus (y) 15% of that amount; and

 .    $5.70, which equals the sum of (a) the average of the closing market prices of the Common Stock for the 20 consecutive trading days ending on the business day immediately before the initial closing date of June 20, 2001 plus (b) 15% of that amount.

The initial conversion price of each series of Series B Preferred Stock that will be issued and sold on any draw down closing date will be equal to the lower of:

 .    $5.70, which equals the initial conversion price of the Series B Preferred
     Stock issued and sold at the initial closing on June 20, 2001; and

 .    the sum of (x) the average of the closing market prices of the Common Stock for the 20 consecutive trading days ending on the second business day immediately before such draw down closing date plus (y) 15% of that amount.

Any holder of the Series B Preferred Stock and members of that holder's "group" within the meaning of Sections 13(d) and 14(d)(2) of the Act may convert the Series B Preferred Stock into Common Stock only to the extent that such a conversion would not result in their beneficial ownership of more than 35% of the total voting power of ITC/\DeltaCom's voting securities on a fully diluted basis, as calculated in accordance with various agreements governing ITC/\DeltaCom's indebtedness and as determined by the Board of Directors of ITC/\DeltaCom in good faith. This limitation is intended to prevent the occurrence of a change of control of ITC/\DeltaCom as defined under such agreements. If a change of control were to occur, ITC/\DeltaCom might be required to repay some or all of such indebtedness before the scheduled maturity dates.

Antidilution Adjustments. In order to prevent dilution of the foregoing
------------------------
conversion rights, the conversion price of any series of Series B Preferred Stock will be subject to reduction in the manner described below. A reduction in the conversion price will result in an increase in the number of shares of Common Stock issuable upon conversion of shares of such series.

If ITC/\DeltaCom issues, or is deemed to have issued, shares of Common Stock for no consideration or for a consideration per share less than the conversion price of the applicable series in effect on the date of issuance or sale, or deemed issuance or sale, of such Common Stock, the conversion price will be reduced to a price determined by multiplying the conversion price in effect immediately before the issuance or deemed issuance by the following fraction:

 .    the numerator of the fraction will be an amount equal to the sum of (x) the total number of shares of Common Stock deemed outstanding immediately before such issuance, plus (y) the quotient of the aggregate consideration received or receivable by ITC/\DeltaCom upon such issuance divided by the applicable conversion price in effect immediately before such issuance; and

 .    the denominator of the fraction will be the total number of shares of
     Common Stock deemed outstanding immediately after such issuance.

For purposes of this calculation, the total number of shares of Common Stock deemed outstanding will include the shares of Common Stock actually outstanding plus the maximum number of shares of Common Stock issuable upon conversion of ITC/\DeltaCom's Series A Convertible Preferred Stock and the outstanding Series B Preferred Stock and upon exercise of the outstanding warrants issued under the Investment Agreement, whether or not such securities are actually convertible into or exercisable for Common Stock at such time.

ITC/\DeltaCom will be deemed to have issued Common Stock for a price less than any applicable conversion price if it issues or grants:

 .    any warrants, rights or options, whether or not immediately exercisable, to subscribe for or to purchase Common Stock, or other securities convertible into or exchangeable for Common Stock, under which the price per share of the Common Stock issuable upon the exercise of such securities is less than the applicable conversion price in effect on the date of issuance or grant of such securities; or

 .    any convertible securities, whether or not immediately convertible, under which the price per share of the Common Stock issuable upon the conversion of such securities is less than the applicable conversion price in effect on the date of issuance or grant of such convertible securities.

No adjustment to the applicable conversion price will be made:

 .    upon the issuance, sale, grant, conversion or exercise of any options, warrants, rights or convertible securities issued and outstanding, or committed to be issued, as of the date shares of the applicable series of Series B Preferred Stock are first issued and sold, including ITC/\DeltaCom's Series A Convertible Preferred Stock, the Series B Preferred Stock, the warrants, ITCdDeltaCom's 4 1/2% convertible subordinated notes due 2006 and any options, rights or convertible securities issued and outstanding, or committed to be issued, as of such date;

 .    upon the issuance, sale, grant, conversion or exercise of any capital stock, options, rights or convertible securities which may be issued or granted after the date shares of the applicable series of Series B Preferred Stock are first issued and sold under any stock option, stock incentive or other employee benefit plan of ITC/\DeltaCom or any subsidiary in effect as of such date or which becomes effective after such date, so long as such stock option, stock incentive or other employee benefit plan is approved by ITC/\DeltaCom's Board of Directors, including the director designees, if any, of the holders of the Series B Preferred Stock;

 .    upon the issuance, sale or exercise of the warrants issued under the
     Investment Agreement;

 .    upon the issuance, sale, conversion or redemption of shares of Series B
     Preferred Stock; or

 .    upon any dividend or distribution on the Series B Preferred Stock.

If ITC/\DeltaCom declares or makes any distribution of cash or other assets to holders of Common Stock as a partial liquidating dividend, by way of return of capital or otherwise, then, after the record date for determining stockholders entitled to such distribution, but before the distribution date, the holders of the Series B Preferred Stock will be entitled to receive the amount of such assets which would have been payable to such holders if they had converted the Series B Preferred Stock into shares of Common Stock immediately prior to such time.

The applicable conversion price of any series of Series B Preferred Stock will be proportionately reduced if ITC/\DeltaCom subdivides the shares of Common Stock into a greater number of shares by any stock split, recapitalization or other event, and will be proportionately increased if ITC/\DeltaCom combines the shares of Common Stock into a smaller number of shares by any reverse stock split, recapitalization or other event.

If ITC/\DeltaCom consolidates with, or merges into, any other corporation, or sells or conveys all or substantially all of its assets other than in connection with a plan of complete liquidation, each holder of the Series B Preferred Stock will have the right to acquire upon conversion of such Series B Preferred Stock, instead or in addition to shares of Common Stock, such shares of capital stock, securities or assets as may be issued or payable with respect to or in exchange for the number of shares of Common Stock such holder would have been entitled to acquire upon conversion of such Series B Preferred Stock if such consolidation, merger, sale or conveyance had not taken place. ITC/\DeltaCom will be obligated to ensure that adequate provision for these rights is made in connection with any such transaction.

No adjustment of the applicable conversion price will be made in an amount of less than 1% of the applicable conversion price in effect at the time such adjustment is otherwise required to be made. Any such lesser adjustment will be carried forward and made at the time of, and together with, the next subsequent adjustment which, together with any adjustments so carried forward, will amount to not less than 1% of such applicable conversion price.

Redemption.  On and after the fifth anniversary of the date any series of Series
----------
B Preferred Stock is sold under the Investment Agreement, ITC/\DeltaCom will have the right, at its option, to redeem the shares of such series in whole or in part. The redemption price per share of Series B Preferred Stock will be equal to the liquidation preference of $1,000 per share plus the amount of any accrued and unpaid dividends as of the date fixed for redemption, without interest.

Under its certificate of incorporation, ITC/\DeltaCom has the right at any time to redeem shares of any class of its capital stock, including the Series B Preferred

Stock, to prevent the loss by ITC/\DeltaCom of the governmental licenses or franchises necessary for ITC/\DeltaCom to conduct its business.

On the tenth anniversary of the date any series of Series B Preferred Stock is sold under the Investment Agreement, ITC/\DeltaCom will be required to redeem all outstanding shares of such series. The redemption price per share of Series B Preferred Stock will be equal to the liquidation preference of $1,000 per share plus the amount of any accrued and unpaid dividends as of the date fixed for redemption, without interest. If and for so long as ITC/\DeltaCom has failed to discharge its mandatory redemption obligation with respect to any series, ITC/\DeltaCom will not be permitted to redeem, purchase or otherwise acquire shares of any other series of Series B Preferred Stock or any other parity stock or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any such series or other parity stock or declare any dividends or make any other distributions on junior stock or discharge any mandatory or optional redemption, sinking fund or other similar obligation in respect of any junior stock.

Voting Rights.  Except as otherwise required under Delaware law or as set forth
-------------
below, the holders of Series B Preferred Stock will be entitled to vote on an as-converted basis with the holders of the Common Stock as a single class on all matters presented for a vote to the holders of the Common Stock. So long as any holders of the Series B Preferred Stock are entitled to designate one or two directors to be nominated for election to ITC/\DeltaCom's Board of Directors, as described below, the holders of the Series B Preferred Stock will have the exclusive right, voting together as a single class, to elect the same number of directors.

The as-converted voting rights of the Series B Preferred Stock will be subject to limitations under the Nasdaq Marketplace Rules, which provide that the voting rights of existing stockholders may not be disparately reduced or restricted through, among other events, the issuance of securities. Under those rules, as currently interpreted by the staff of the Nasdaq Stock Market, holders of Series B Preferred Stock will be able to cast a number of votes equal to the number of shares of Common Stock into which the Series B Preferred Stock would be convertible at the market value of the Common Stock as of the date of the Investment Agreement, as such market value is calculated for purposes of the rules. The as-converted voting rights will also be limited to the extent necessary to prevent the occurrence of a change of control of ITC/\DeltaCom as defined under various agreements governing ITC/\DeltaCom's indebtedness.

Beginning on June 20, 2001, which is the date on which shares of Series B Preferred Stock were first issued under the Investment Agreement:

 .    any holder of at least 50,000 shares of Series B Preferred Stock will be entitled to designate one individual to be nominated for election to ITC/\DeltaCom's Board of Directors, and the holders of the Series B Preferred Stock, voting together as a single class, will be entitled to elect one director to the Board; and

 .    any holder of at least 100,000 shares of Series B Preferred Stock will be entitled to designate two individuals to be nominated for election to ITC/\DeltaCom's Board of Directors, and the holders of the Series B Preferred Stock, voting together as a single class, will be entitled to elect two directors to the Board.

If any holder of the Series B Preferred Stock exercises the foregoing rights by providing notice to ITC/\DeltaCom, the Board of Directors will be required to increase the number of directors then constituting the whole Board by the number of directors specified in such notice. The holders of Series B Preferred Stock as such will not be entitled to designate for nomination, or to elect, more than two directors to the Board of Directors. If more than two holders of Series B Preferred Stock would be entitled to designate for nomination more than two directors, those holders will be required to agree on the designation of up to two directors for nomination.

For so long as a holder of Series B Preferred Stock that is otherwise entitled to designate a director for nomination has an affiliate who is serving on the Board of Directors and who has not been designated for nomination in accordance with the foregoing rights of the Series B Preferred Stock, that holder will not be entitled to designate for nomination, nor will the holders of the Series B Preferred Stock, voting together as a single class, be entitled to elect, an additional director to the Board of Directors. As a result of this limitation, Holding, seven of whose directors are also currently directors of ITC/\DeltaCom, will not be entitled, as a holder of the Series B Preferred Stock, to designate any directors for nomination for so long as at least two directors or other affiliates of Holding continue to serve on the Board of Directors.

If a holder's ownership of the Series B Preferred Stock has been reduced to less than 100,000 shares, but such holder continues to own at least 50,000 shares of Series B Preferred Stock, the holder will only be entitled to designate for nomination one director for election to the Board of Directors, and the directorship of one of the two directors elected exclusively by the holders of the Series B Preferred Stock will immediately terminate. If a holder's ownership of Series B Preferred Stock is reduced to less than 50,000 shares, the holder will no longer be entitled to designate for nomination one director for election to the Board of Directors, and the directorship of the remaining director elected exclusively by the holders of the Series B Preferred Stock will immediately terminate.

Directors elected by the holders of the Series B Preferred Stock voting together as a single class will not serve a classified three-year term with the directors elected by the holders of the Common Stock together with the holders of the Series B Preferred Stock. Any director elected by the holders of the Series B Preferred Stock voting together as a single class may be removed without cause only by the holders of a majority of the outstanding shares of Series B Preferred Stock.

The affirmative vote of holders of a majority of the outstanding shares of the applicable series of Series B Preferred Stock will be necessary to approve any action by IT.DeltaCom to amend, alter or repeal any provision of ITC/\DeltaCom's certificate of incorporation or the certificate of designation for such series in a manner that would affect adversely the preferences, rights or powers of such series. In addition, any amendment that changes any dividend or other amount payable on, or the liquidation preference of, any series of Series B Preferred Stock will require the consent of holders of at least two-thirds of the outstanding shares of such series.

The affirmative vote of holders of a majority of the outstanding shares of Series B Preferred Stock will be necessary to approve any action by ITC/\DeltaCom to authorize the issuance of or to issue any senior stock or parity stock, other than additional series of Series B Preferred Stock.

In any transaction in which the Series B Preferred Stock will remain outstanding or be converted into capital stock of any entity other than ITC/\DeltaCom, ITC/\DeltaCom may, without the consent of the holders of the Series B Preferred Stock, consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets as an entirety to, any entity, provided that:

 .    the successor, transferee or lessee, if not ITC/\DeltaCom, is organized and existing under the laws of the United States of America or any state thereof or the District of Columbia; and

 .    the Series B Preferred Stock is converted into or exchanged for and becomes shares of, or interests in, the successor, transferee or lessee and has substantially the same powers, preferences and rights that the Series B Preferred Stock has immediately before such a transaction.

Transfer. The Series B Preferred Stock and the warrants issued on any closing
--------
date will not be separately transferable until the first anniversary of such closing date.

Description of the Warrants:

  Insofar as it relates to the Warrant issued to Ventures at the initial closing, the following summary of the principal terms of the warrants is qualified in its entirety by reference to the text of such Warrant, which is attached as
Exhibit 4 hereto and incorporated by reference herein.

Term. The warrants will be exercisable for Common Stock at any time and from
----
time to time for a period ending on the tenth anniversary of issuance. The Warrant issued to Ventures at the initial closing will be exercisable for Common Stock until June 20, 2011.

Exercise Price and Limitation. The warrants issued on any closing date will
-----------------------------
have a total exercise price that is equal to 30% of the total purchase price of the shares of Series B Preferred Stock issued and sold on the same closing date. The initial exercise price per share of Common Stock of each warrant issued and sold on any closing date will equal the initial conversion price per share of Common Stock of the Series B Preferred Stock issued and sold on such closing date. The initial exercise price of the Warrant issued to Ventures at the initial closing is $5.70 per share of Common Stock. The exercise price of the warrants is subject to antidilution adjustments under substantially the same circumstances and in substantially the same manner as the conversion price of the Series B Preferred Stock, as described above under "Description of Series B Preferred Stock."

Any holder of warrants and members of that holder's "group" within the meaning of Sections 13(d) and 14(d)(2) of the Act may exercise the warrants for Common Stock only to the extent that such exercise would not result in their beneficial ownership of more than 35% of the total voting power of ITC/\DeltaCom's voting securities on a fully diluted basis, as calculated in accordance with various agreements governing ITC/\DeltaCom's indebtedness and as determined by the Board of Directors in good faith. This limitation is intended to prevent the occurrence of a change of control of ITC/\DeltaCom as defined under such agreements. If a change of control were to occur, ITC/\DeltaCom might be required to repay some or all of such indebtedness before the scheduled maturity dates.

Relationships between ITC/\DeltaCom and the Reporting Persons:

     General. Holding's predecessor company owned 100% of ITCDeltaCom's
     -------
outstanding Common Stock immediately before ITC/\DeltaCom's initial public offering of Common Stock in October 1997. ITC/\DeltaCom was incorporated in March 1997 as a wholly owned subsidiary of Holding's predecessor company to acquire and operate the predecessor company's retail and wholesale telecommunications businesses. ITC/\DeltaCom acquired those businesses on July 25, 1997 in a reorganization involving the predecessor company, ITC/\DeltaCom and other entities that, at the time, were members of the Holding group of companies. As part of the reorganization, the predecessor company transferred all of its assets, other than its capital stock in ITC/\DeltaCom, and all of its liabilities to Holding, which was a newly organized corporation. On October 20, 1997, immediately before completion of ITC/\DeltaCom's initial public offering, the predecessor company merged with and into ITC/\DeltaCom, which was the surviving corporation in the merger. In connection with the merger, holders of all of the predecessor company's outstanding capital stock exchanged their shares of that capital stock for shares of Common Stock or ITC/\DeltaCom's Series A Convertible Preferred Stock.

  Holding Directors on ITC/\DeltaCom Board. At all times since ITC/\DeltaCom's
  ---------------------------------------
initial public offering, a majority of ITC/\DeltaCom's directors have also been directors of Holding. As of the date of the initial closing under the Investment Agreement and as of the date of this Statement, the following seven of ITC/\DeltaCom's 11 directors were also directors of Holding: Campbell B. Lanier, III, Donald W. Burton, Robert A. Dolson, O. Gene Gabbard, William T. Parr, William H. Scott, III and William B. Timmerman. Two of the Holding directors are also executive officers of Holding. One of the Holding directors, Campbell B. Lanier, III, who has served as Chairman of ITC/\DeltaCom since 1997, has served as Chairman and Chief Executive Officer of Holding or its predecessor company since 1985. The second Holding director, William H. Scott, III, has served as President of Holding or its predecessor company since 1991. Except for Messrs. Lanier and Scott, none of the Holding directors is an officer of either ITC/\DeltaCom or Holding. The Holding directors who also serve as directors of ITC/\DeltaCom receive fees for their services on ITC/\DeltaCom's Board of Directors and options to purchase Common Stock in accordance with the ITC/\DeltaCom stock option plans.

     Commercial Transactions Between ITC/\DeltaCom and Holding Subsidiaries. In
     ---------------------------------------------------------------------
connection with its provision of retail telecommunications services and broadband transport services, ITC/\DeltaCom provides telecommunications services to and purchases services from subsidiaries of Holding on an arms-length basis. During 2000, ITC/\DeltaCom received a total of $21.4 million, which represented approximately 5.9% of ITC DeltaCom's consolidated revenues, from these entities as payment for the services it rendered, and paid these entities a total of $1.6 million for the services it received.

     ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

1. Investment Agreement, dated as of February 27, 2001, including Amendment No. 1 to Investment Agreement, dated as of May 29, 2001, by and among ITC DeltaCom, Holding, SCANA Corporation and HBK Master Fund L.P.

2. Registration Rights Agreement, dated as of June 20, 2001, by and among ITC/\eltaCom, Holding, SCANA Corporation and HBK Master Fund L.P.

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B-1 Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

4.   Common Stock Purchase Warrant dated June 20, 2001.

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     Dated: July 2, 2001


                                           ITC HOLDING COMPANY, INC.

                                           /s/ Bryan W. Adams
                                           ------------------

                                           By:     Bryan W. Adams
                                           Title:  Senior Vice President and
                                                   Chief Financial Officer


                                           ITC TELECOM VENTURES, INC.

                                           /s/ Bryan W. Adams
                                           ------------------

                                           By:     Bryan W. Adams
                                           Title:  Senior Vice President and
                                                   Chief Financial Officer

                                  SCHEDULE I

                     DIRECTORS AND EXECUTIVE OFFICERS OF
                           ITC HOLDING COMPANY, INC.

   Set forth below is the name, business address and present occupation or employment of each director and executive officer of ITC Holding Company, Inc. ("Holding"). Each such person is a citizen of the United States. Except as indicated below, the business address of each director and executive officer named below is 3300 20/th/ Avenue, Valley, AL 36854.


Directors of Holding:
--------------------

 Name and Address                          Present Occupation or Employment
 Campbell B. Lanier, III                   Chairman of the Board and Chief Executive Officer of
                                           Holding

 William H. Scott, III                     President and Chief Operating Officer of Holding

 Donald W. Burton                          Chairman and Managing General Partner of South
 614 West Bay Street                       Atlantic Venture Funds
 Tampa, FL 33606

 Malcolm C. Davenport, V                   C.P.A. and Attorney
 1140 North 18/th/ Street
 Lanett, AL 36863

 Robert A. Dolson                          President and Chief Executive Officer of United States
 111 Ponce de Leon Avenue                  Sugar Corporation
 Clewiston, FL

 O. Gene Gabbard                           Chairman of the Board of ClearSource, Inc.
 1828-B Kramer Lane
 Suite 100
 Austin, TX

 J. Smith Lanier, II                       Chairman of the Board of J. Smith Lanier & Co.
 J. Smith Lanier & Co.
 P.O. Box 70
 300 West Tenth Street
 West Point, GA 31833

 William T. Parr                           Vice Chairman of J. Smith Lanier & Co.
 J. Smith Lanier & Co.
 P.O. Box 70
 300 West Tenth Street
 West Point, GA 31833

 William B. Timmerman                      Chief Executive Officer of SCANA Corporation
 SCANA Corporation
 1426 Main Street
 Columbia, SC 29201

 Donald W. Weber                           Retired
 525 Old Cobblestone Drive
 Dunwoody,GA 30350


Executive Officers of Holding:
-----------------------------

 Name and Address                          Present Occupation or Employment
 Bryan W. Adams                            Senior Vice President and Chief Financial Officer of
                                           Holding

 George M. Miller, II                      Senior Vice President - Corporate Development of Holding

 Kimberley E. Thompson                     Senior Vice President, General Counsel and Secretary of Holding

     The following table presents, as of June 10, 2001, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of Holding. Donald W. Burton, Robert A. Dolson, O. Gene Gabbard, Campbell B. Lanier, III, William T. Parr, William H. Scott, III and William B. Timmerman are directors of ITC/\DeltaCom.

                                                  Amount of           Percent of
Name of Beneficial Owner                     Beneficial Ownership     Class (%)
------------------------                     --------------------     ----------
Donald W. Burton...........................         662,347               1.0
Robert A. Dolson...........................          80,004                 *
O. Gene Gabbard............................         187,277                 *
J. Smith Lanier, II........................       3,292,648               5.3
Campbell B. Lanier, III....................       6,728,998              10.7
William T. Parr............................         337,218                 *
William H. Scott, III......................       2,074,626               3.3
William B. Timmerman.......................       5,192,131               8.3
Donald W. Weber............................          35,989                 *
Malcolm C. Davenport, V....................         242,245                 *
Bryan W. Adams.............................         148,194                 *
George M. Miller, II.......................          10,000                 *
Kimberley E. Thompson                               153,940                 *
All directors and executive officers as a
 group (13 persons)........................      18,986,230              29.6

--------
* Less than one percent.

     The Percent of Class is based on the information set forth in ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which stated that 62,235,883 shares of Common Stock were outstanding as of May 8, 2001.

     Shares beneficially owned by Mr. Burton include 77,872 shares that Mr. Burton has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Burton for which he shares voting and dispositive power include 80 shares held of record by Mr. Burton's son.

     Shares beneficially owned by Mr. Dolson include 78,004 shares that Mr. Dolson has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options.

     Shares beneficially owned by Mr. Gabbard include 87,056 shares that Mr. Gabbard has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Gabbard for which he shares voting and dispositive power include 2,539 shares held of record by Turtle Creek Limited Partnership, of which Mr. Gabbard is a general partner.

  Shares beneficially owned by Mr. J. Smith Lanier, II include 45,904 shares that Mr. Lanier has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. J. Smith Lanier, II for which he shares voting and dispositive power include 648,798 shares held of record by Mr. Lanier's wife and 600,000 shares held by the J. Smith Lanier Charitable Remainder Trust, of which Mr. Lanier is the trustee.

     Shares beneficially owned by Mr. Campbell B. Lanier include 730,836 shares that Mr. Lanier has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Campbell
B. Lanier for which he shares voting and dispositive power include 2,412 shares held of record by Mr. Lanier's wife; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Lanier is co-trustee; 114,760 shares held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. Lanier is co-trustee; and 9,911 shares held of record by the C. B. Lanier, Jr., Marital Trust, of which Mr. Lanier is co-trustee.

     Shares beneficially owned by Mr. Parr include 78,004 shares that Mr. Parr has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Parr for which he shares voting and dispositive power include 2,000 shares held of record by Mr. Parr's wife.

     Shares beneficially owned by Mr. Scott include 487,751 shares that Mr. Scott has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Scott for which he shares voting and dispositive power include 2,524 shares held of record by Mr. Scott's wife; 458 shares held of record by Mr. Scott's minor daughter; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Scott is co-trustee; 809,428 shares held of record by the Campbell B. Lanier, III Charitable Remainder Trust, of which Mr. Scott is a trustee; and 47,162 shares held in a trust for Mr. Scott's minor daughter, of which Mr. Scott's wife is co-trustee.

     Shares beneficially owned by Mr. Timmerman include 78,004 shares that Mr. Timmerman has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Timmerman for which he shares voting power include 5,112,127 shares held of record by SCANA Communications Holdings, Inc. Mr. Timmerman is the Chief Executive Officer of SCANA Corporation, the parent of SCANA Communications Holdings, Inc. Mr. Timmerman disclaims beneficial ownership of any shares held by SCANA Communications Holdings, Inc.

     Shares beneficially owned by Mr. Weber include 24,763 shares held by a family limited partnership of which Mr. Weber is managing partner. On May 7, 2001, Mr. Weber exercised stock options to acquire 24,763 shares at an exercise price of $5.01 per share.

     Shares beneficially owned by Mr. Davenport include 78,004 shares that Mr. Davenport has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options; 96,622 shares held by family trusts of which Mr. Davenport is trustee; and 663 shares held by a family member of Mr. Davenport.

     Shares beneficially owned by Mr. Adams include 97,808 shares that Mr. Adams has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options.

     Shares beneficially owned by Mrs. Thompson include 30,740 shares that Mrs. Thompson has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mrs. Thompson for which she shares voting and dispositive power include 16,294 shares held of record jointly by Mrs. Thompson and her husband.

     The shares beneficially owned by all directors and executive officers as a group include 1,869,983 shares which all directors and executive officers as a group have the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options.

                                  SCHEDULE II

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                INTERCALL, INC.

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of InterCall, Inc. ("InterCall"). Each such person is a citizen of the United States. Except as indicated below, the business address of each director and executive officer named below is 8420 W. Bryn Mawr Avenue, Suite 400, Chicago, IL 60631.


Directors of InterCall:
----------------------

 Name and Address                    Present Occupation or Employment

 Campbell B. Lanier, III             Chairman of the Board and Chief Executive
 3300 20/th/ Avenue                  Officer of Holding
 Valley, AL 36854

 William H. Scott, III               President and Chief Operating Officer of
 3300 20/th/ Avenue                  Holding
 Valley, AL 36854

 Ross Manire                         President of Flextronics, Inc.
 1800 West Central Road
 Mt. Prospect, IL 60056

 Scott Etzler                        President and Chief Executive Officer of
                                     InterCall


Executive Officers of InterCall:
-------------------------------

 Name and Address                    Present Occupation or Employment

 Robert Lamb                         Senior Vice President -- Global Operations
                                     of InterCall

 Greg Turnbull                       Chief Financial Officer of InterCall


     The following table presents, as of June 10, 2001, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of InterCall. Campbell B. Lanier, III and William H. Scott, III are directors of ITC/\DeltaCom.

                                                   Amount of      Percent of
Name of Beneficial Owner                     Beneficial Ownership Class (%)
------------------------                     -------------------- ---------

Campbell B. Lanier, III....................        6,728,998         10.7
William H. Scott, III......................        2,074,626          3.3
Ross Manire................................              -0-          -0-
Scott Etzler...............................              100            *
Robert Lamb................................              -0-          -0-
Greg Turnbull..............................              -0-          -0-
All directors and executive officers as a
 group (6 persons).........................        8,644,337         13.6
--------
* Less than one percent.

     The Percent of Class is based on the information set forth in ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which stated that 62,235,883 shares of Common Stock were outstanding as of May 8, 2001.

     Shares beneficially owned by Mr. Campbell B. Lanier include 730,836 shares that Mr. Lanier has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Campbell
B. Lanier for which he shares voting and dispositive power include 2,412 shares held of record by Mr. Lanier's wife; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Lanier is co-trustee; 114,760 shares held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. Lanier is co-trustee; and 9,911 shares held of record by the C. B. Lanier, Jr., Marital Trust, of which Mr. Lanier is co-trustee.

     Shares beneficially owned by Mr. Scott include 487,751 shares that Mr. Scott has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Scott for which he shares voting and dispositive power include 2,524 shares held of record by Mr. Scott's wife; 458 shares held of record by Mr. Scott's minor daughter; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Scott is co-trustee; 809,428 shares held of record by the Campbell B. Lanier, III Charitable Remainder Trust, of which Mr. Scott is a trustee; and 47,162 shares held in a trust for Mr. Scott's minor daughter, of which Mr. Scott's wife is co-trustee.

     The shares beneficially owned by all directors and executive officers as a group include 1,218,647 shares which all directors and executive officers as a group have the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options.

                                 SCHEDULE III

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          ITC TELECOM VENTURES, INC.

     Set forth below is the name, business address and present occupation or employment of each director and executive officer of ITC Telecom Ventures, Inc. ("Ventures"). Each such person is a citizen of the United States. The business address of each director and executive officer named below is 3300 20th Avenue, Valley, AL 36854.


Directors of Ventures:
---------------------

 Name                             Present Occupation or Employment

 Campbell B. Lanier, III          Chairman of the Board and Chief Executive
                                  Officer of Holding and Ventures

 William H. Scott, III            President and Chief Operating Officer of
                                  Holding and Ventures

 Bryan W. Adams                   Senior Vice President and Chief Financial
                                  Officer of Holding and Ventures


Executive Officers of Ventures:
------------------------------

 Name                             Present Occupation or Employment

 George M. Miller, II             Senior Vice President - Corporate Development
                                  of Holding and Ventures

 Kimberley E. Thompson            Senior Vice President, General Counsel and
                                  Secretary of Holding and Ventures


     The following table presents, as of June 10, 2001, information regarding the beneficial ownership of ITC/\DeltaCom Common Stock by the directors and executive officers of Ventures. Campbell B. Lanier, III and William H. Scott, III are directors of ITC/\DeltaCom.
                                                  Amount of      Percent of
Name of Beneficial Owner                     Beneficial Ownership Class (%)
------------------------                     -------------------- ---------

Campbell B. Lanier, III....................        6,728,998         10.7
William H. Scott, III......................        2,074,626          3.3
Bryan W. Adams.............................          148,194            *
George M. Miller, II.......................           10,000            *
Kimberley E. Thompson......................          153,940            *
All directors and executive officers as a
 group (5 persons).........................        8,956,371         14.1
--------
* Less than one percent.

     The Percent of Class is based on the information set forth in ITC/\DeltaCom's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which stated that 62,235,883 shares of Common Stock were outstanding as of May 8, 2001.

     Shares beneficially owned by Mr. Campbell B. Lanier include 730,836 shares that Mr. Lanier has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Campbell
B. Lanier for which he shares voting and dispositive power include 2,412 shares held of record by Mr. Lanier's wife; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Lanier is co-trustee; 114,760 shares held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust, of which Mr. Lanier is co-trustee; and 9,911 shares held of record by the C. B. Lanier, Jr., Marital Trust, of which Mr. Lanier is co-trustee.

     Shares beneficially owned by Mr. Scott include 487,751 shares that Mr. Scott has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mr. Scott for which he shares voting and dispositive power include 2,524 shares held of record by Mr. Scott's wife; 458 shares held of record by Mr. Scott's minor daughter; 159,387 shares held of record by the Lanier Family Foundation, of which Mr. Scott is co-trustee; 809,428 shares held of record by the Campbell B. Lanier, III Charitable Remainder Trust, of which Mr. Scott is a trustee; and 47,162 shares held in a trust for Mr. Scott's minor daughter, of which Mr. Scott's wife is co-trustee.

     Shares beneficially owned by Mr. Adams include 97,808 shares that Mr. Adams has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options.

     Shares beneficially owned by Mrs. Thompson include 30,740 shares that Mrs. Thompson has the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options. Shares beneficially owned by Mrs. Thompson for which she shares voting and dispositive power include 16,294 shares held of record jointly by Mrs. Thompson and her husband.

     The shares beneficially owned by all directors and executive officers as a group include 1,218,647 shares which all directors and executive officers as a group have the right to purchase within 60 days of June 10, 2001 pursuant to the exercise of options.